June 30, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Priscilla Dao and Jeff Kauten

Re:	Founder SPAC
Registration Statement on Form S-4
File No. 333-262465

Dear Ms. Dao and Mr. Kauten:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 5, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Founder SPAC (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Michael J. Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Founder SPAC

By:	/s/ Osman Ahmed
Name:	Osman Ahmed
Title:	Chief Executive Officer

cc: Michael J. Blankenship Esq.